MOL Plc.
Finance

16th July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Direc

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

16 July 2007

Rejection of OMV conditional approach

At its meeting on Friday, 13 July 2007, the Board of MOL Hungarian Oil and Gas Public Limited Company ("MOL") considered a preliminary and conditional approach made by OMV to acquire MOL.

The Board unanimously rejected this unsolicited and unwelcome proposal. The Board does not believe that the approach and a corporate combination with OMV represents a compelling business or value proposition for MOL, its shareholders and other key stakeholders.

MOL has an excellent future as an independent company and is determined to pursue its successful strategy to deliver superior and sustainable growth and value for all of its shareholders, customers, employees and other stakeholders.

In a separate press release issued today, MOL sets out the company's excellent organic growth prospects and new progressive dividend policy.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Corporate Communications	+ 36 1 464 1351
Brunswick Group LLP	
Patrick Handley	+ 44 797 498 2395
Camilla Gore	+ 44 783 450 2483

▶ **MOL Plc.**

INVESTOR NEWS

16 July 2007

MOL to realise additional organic growth and cash generative opportunities

MOL to target increasing dividend payout ratio

MOL today announces a set of initiatives to realise additional growth and cash generation throughout its current operating base and portfolio. These measures are announced at the mid-point of MOL's current five year strategic plan and are based on an examination of development options created or identified since 2005. In anticipation of the cashflow benefits of these developments, MOL has revised its capital return policy.

MOL's downstream and upstream operations are the most efficient in Europe based on recognised independent analysts. MOL Group has the highest net cash refining margins among European refineries due to its state-of-the-art refining assets, enviable market position, efficient logistics and unique supply chain management practices. The excellence of its business operation is reflected in the share price performance which has consistently outperformed its European refining and marketing peers during the last five years.

The Board of MOL believes that the company has significant unrecognised organic upside potential. The company is targeting Group EBITDA excluding any future M&A activity to grow at an average of 6.5% per annum between 2006 and 2011 (based on the 2006 macro environment) and reaching USD 2.9 billion in the year to 31 December 2011.

In the **Refining and Marketing** segment MOL is targeting a ca. 5% annual average EBITDA growth until 2011, to exceed USD 1,420 million in 2011. The Hydrocracker project in Duna Refinery is expected to improve EBITDA by approximately USD150 million per year starting in 2011, raising diesel yields of MOL Group from 44% in 2006 to 50% in 2011 on an increased capacity of 15 million tonnes. This will happen against the backdrop of a market environment that is characterised by 7-8% annual average demand growth in diesel over the next four years. MOL also intends to increase the energy integration of its refineries in order to both save costs and enhance its revenue base through the sale of excess electricity.

In the **Exploration and Production** segment, MOL is targeting ca. 6.6% annual average EBITDA improvement through 2011 when it is projected to reach USD 1,030 million based on a target production level of over 110 thousand boe/day. MOL intends to stabilise its Hungarian hydrocarbon production through the continued use of EOR/IOR techniques across its extensive field portfolio, while intensifying exploration, field development and rehabilitation activity. In the international upstream segment, MOL plans to continue to develop the Baytugan-Baitex field and to intensify the exploration and development of the West Siberian Matyusinskaya and Surgut-7 blocks that it acquired in 2006 and 2007, respectively. MOL also expects significant production increases in Russia and Pakistan starting in 2009-2010.

In the **Petrochemicals** segment, MOL is targeting an annual average EBITDA improvement of over 8% through 2011 to reach USD 300 million in that year. The TVK-Slovnaft petrochemicals merger will further improve the already cost effective operations. The capacity of MOL's ethylene plants is forecast to increase to 870 kt, while polymer capacity

▶ **MOL Plc.**

INVESTOR NEWS

17 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 16 July 2007, based on the announcement made on 16 July 2007, MOL bought 187,958 treasury shares at an average price of 29,546 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 1,999,883 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END